Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1	Name and Address of Company

Sierra Metals Inc. (the “Company”)

161 Bay Street, Suite 4260

Toronto, Ontario

M5J 2S1

ITEM 2	Date of Material Change

September 18, 2019

ITEM 3	News Release

A news release with respect to the material change referred to in this report was issued through the facilities of Business Wire on September 18, 2019 (the “News Release”) and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

ITEM 4	Summary of Material Change

On September 18, 2019, the Company announced that the Toronto Stock Exchange (the "Exchange") accepted a notice filed by the Company of its intention to amend its previously announced Normal Course Issuer Bid (the "NCIB") to increase the number of common shares of the Company (the "Shares") which the Company may repurchase for cancellation under the NCIB from 1,500,000 Shares, or approximately 0.92% of the issued and outstanding Shares as of the date of commencement of the NCIB, to 2,500,000 Shares, representing approximately 1.54% of the Company's issued and outstanding Shares as of September 17, 2019.

ITEM 5	Full Description of Material Change

ITEM 5.1	Full Description of Material Change

On September 18, 2019, the Company announced that the Exchange accepted a notice filed by the Company of its intention to amend its previously announced NCIB to increase the number of Shares which the Company may repurchase for cancellation under the NCIB from 1,500,000 Shares, or approximately 0.92% of the issued and outstanding Shares as of the date of commencement of the NCIB, to 2,500,000 Shares, representing approximately 1.54% of the Company's issued and outstanding Shares as of September 17, 2019.

Under the NCIB, which commenced on December 17, 2018, the Company has repurchased and cancelled a total of 1,457,822 Shares at a weighted average price of $1.9307 per Share as of September 17, 2019.

Other than the increase to the maximum number of Shares which may be purchased by the Company pursuant to the NCIB, no further amendments have been made to the NCIB, and the NCIB is still set to terminate on December 16, 2019. For further details regarding the NCIB, please refer to the Company's initial news release announcing the NCIB, dated December 11, 2018.

ITEM 5.2	Disclosure of Restructuring Transaction

Not applicable.

ITEM 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7	Omitted Information

Not applicable.

ITEM 8	Executive Officer

For additional information with respect to the material change referred to herein, the following person may be contacted:

Ed Guimaraes

Chief Financial Officer

Sierra Metals Inc.

+1(416) 366-7777

ITEM 9	Date of Report

This material change report is dated as of the 24th day of September 2019.